UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting Person

    Basil P. Regan
    c/o Regan Partners, L.P.
    6 East 43rd St.
    New York, New York 10017

2.  Issuer Name and Ticker or Trading Symbol

    Hanover Direct, Inc.
    HNV

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    3/98

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)
    (  ) Director  (X) 10% Owner  (  ) Officer (give title below)
    ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)
      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common                3/10/98         P                   50,000    A  $3.125
Common                3/10/98         P                   25,000    A   3.185
Common                3/11/98         P                   50,000    A   3.219
Common                3/11/98         P                   14,900    A   3.1875
Common                3/12/98         P                   35,100    A   3.1875
Common                3/12/98         P                   16,400    A   3.125
Common                3/13/98         P                    3,400    A   3.125
Common                3/13/98         P                   33,600    A   3.1875
Common                3/16/98         P                   10,900    A   3.125
Common                3/17/98         P                   64,100    A   3.1875
Common                3/18/98         P                   25,000    A   3.1875
Common                3/18/98         P                    1,600    A   3.125
Common                3/19/98         P                   73,100    A   3.1875
Common                3/20/98         P                   25,000    A   3.1875
Common                3/24/98         P                   89,900    A   3.1875
Common                3/25/98         P                   38,200    A   3.228
Common                3/26/98         P                   25,000    A   3.3
Common                3/26/98         P                   25,000    A   3.29
Common                3/26/98         P                   25,000    A   3.3125
Common                3/27/98         P                   43,000    A   3.375
Common                3/27/98         P                   25,000    A   3.4375
Common                3/30/98         P                   54,000    A   3.4375
Common                3/31/98         P                   50,000    A   3.431
Common                3/31/98         P                  375,000    A   3.5
Common                3/31/98         P                   71,000    A   3.4375
Common                3/31/98         P                  125,000    A   3.491
Common                3/31/98         P                  100,000    A   3.407           22,830,900+   (I)          General Partner
                                                                                                                   or Principal of
                                                                                                                   Investment
                                                                                                                   Manager

Common                3/20/98         P                    3,400    A   3.1875
Common                3/23/98         P                   21,600    A   3.1875            409,900     (D)
---------------------------------------------------------------------------------------------------------------------------------




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
                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        |         |         |        |            |

|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |


Explanation of Responses:

* The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.


Basil P. Regan

 /s/ Basil P. Regan          April 13, 1998
__________________________   _________________


**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

































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